FOR IMMEDIATE RELEASE

Canadian dollar release

ENTERRA REPORTS RECORD LEVELS OF PRODUCTION FOR THE FIRST QUARTER OF 2006 AND THE COMPLETION OF THE OKLAHOMA ASSET ACQUISITIONS

FIRST QUARTER EXIT RATE MORE THAN DOUBLES TO 13,805 BOE/D

Calgary, AB – May 15, 2006 – Enterra Energy Trust (NYSE: ENT, TSX: ENT.UN) today reported its financial results for the three month period ended March 31, 2006.

“The first quarter of 2006 was a highly productive period for Enterra with the closing of the Oklahoma Asset acquisitions and record production levels,” stated Keith Conrad, President and CEO of Enterra.  “During the quarter, Enterra completed the majority of the acquisition of oil and natural gas properties located in Oklahoma that led to the growth in production, substantially increased the proved reserve base and changed the relative sales mix between oil and natural gas.  This acquisition is accretive and provides a very stable, sustainable income stream to Enterra’s investors.”

The financial and operating results from the Oklahoma acquisitions are only partially reflected in Enterra’s Q1 2006 report as these amounts were only included in the financial statements since their respective closing dates.  Enterra closed on approximately 20% of the transaction on January 18, 2006 and another 60% of the acquisition closed on March 21, 2006.  The final 20% was closed in April.  While the exit production rate at March 31, 2006 reflects an additional 5,000 boe/day of production, the Q1 2006 results include less than 1,400 boe/day of production due to the timing of the closings.  Their contribution will be much more visible in the Q2 results.

The acquisition of High Point Resources Ltd. effective August 17, 2005 and the inclusion of two of the four tranches of the Oklahoma assets as of their respective closing dates were the primary reasons for the 370% growth in natural gas sales volumes and the 49% overall growth in sales volumes on a boe basis as compared to the first quarter of 2005.  These acquisitions helped balance Enterra’s sales mix, which stood at 52% oil and 48% natural gas for the first quarter of 2006 as compared to 70% oil and 30% natural gas for all of 2005.

During April 2006, Enterra closed the final two pieces of the Oklahoma acquisition, which brings the go-forward production rate to approximately 15,000 boe/day and provides Enterra with a reserve life index (based on total proved and probable reserves divided by exit production rates) of 6.0 years, up from 5.6 years at the close of 2005.

Revenues were up 61% for the first quarter of 2006 compared to the first quarter of 2005 due to the higher sales volumes and the higher overall commodity prices.  Funds from operations increased by 59% as the higher revenues and lower operating costs were partially offset by higher general and administrative expenses.

Net earnings for the first quarter of 2006 declined as a result of higher non-cash depletion and depreciation charges and higher interest costs.

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Enterra Energy Trust News Release

May 15, 2006

Total distributions paid to unitholders increased by 74% during the first quarter of 2006 due to the 17% increase in distributions per unit and the 49% increase in the average number of units outstanding.  Distributions as a percentage of funds from operations for the first quarter of 2006 increased to 98% from 90% in the first quarter of 2005.  As mentioned above, funds from operations reported for Q1 2006 only contain a portion of the funds from operations generated by the assets from the Oklahoma acquisitions.  With the inclusion of the Oklahoma assets fully for the remainder of 2006, management expects distributions as a percentage of funds from operations to decline from first quarter levels.

With the addition of the Oklahoma assets along with the High Point assets and the drilling opportunities on its associated undeveloped lands, Enterra has strengthened its asset base for years to come.  Enterra has positioned itself well for future productive growth to ensure the long-term sustainability of distributions for its unitholders.  Enterra will continue to develop its sizeable undeveloped land position, with JED Oil Inc. on the High Point lands and Petroflow Energy Ltd. on the undeveloped Oklahoma lands, both at no cost to Enterra.  Our drilling partners pay a 100% of the costs, and earn approximately 70% interest.  This results in a 30% carried interest for Enterra, whereby Enterra does not put up any capital or take any risk in the development of such plays, but receives the 30% working interest.

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Enterra Energy Trust News Release

May 15, 2006

Summarized financial and operational data
	Three months ended March 31, 2006	Three months ended March 31, 2005 Restated (1)	% Change
Financial information
(in CDN$ 000’s except for per unit amounts)
Revenues before royalties	$ 48,315	$ 30,050	61%
Net earnings	$ 2,248	$ 4,251	-47%
Net earnings per unit	$ 0.06	$ 0.16	-63%
Cash provided by (used in) operating activities	$ (7,786)	$ 12,671	-161%
Funds from operations (3)	$ 23,585	$ 14,858	59%
Cash distributions paid to unitholders	$ 23,141	$ 13,301	74%
Cash distributions as a percentage of funds from operations	98%	90%
Weighted Average Units Outstanding	39,621	26,504	49%
End of Period Units Outstanding	43,100	26,265	64%
Average Exchange rate: US$1.00 to $CDN =	1.15	1.23

Sales volume information
Oil and NGL sales (bbls per day)	5,269	5,744	-8%
Natural gas sales (mcf per day)	28,773	6,125	370%
Total sales (boe per day) (2)	10,064	6,765	49%
Exit rate (boe per day)	13,805	6,726	105%

Operating information
Average price received per bbl of oil	$ 56.89	$ 51.56	10%
Average price received per mcf of natural gas	$ 8.47	$ 6.16	38%
Average price received per boe	$ 53.34	$ 49.36	8%
Production expenses per boe	$ 9.18	$ 11.12	-17%
Royalties expense per boe	$ 11.00	$ 9.89	11%
G&A expenses per boe	$ 3.10	$ 3.01	3%

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Enterra Energy Trust News Release

May 15, 2006

(1) The summarized financial and operating data has been extracted from the complete Q1 2006 quarterly report to the unitholders which will be available on Enterra’s website at www.enterraenergy.com, as well as on the financial databases of SEDAR at www.sedar.com, and EDGAR at http://www.sec.gov/edgar.shtml.  The Q1 2005 figures have been restated to reflect adoption of the new accounting standard with respect to exchangeable shares.  See note 3 to the 2005 annual consolidated financial statements for additional information.

(2) "Boe's” may be misleading, particularly if used in isolation.  A boe conversion ratio of six mcf: one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3)  Management uses funds from operations to analyze operating performance and leverage.  Funds from operations as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles, (“GAAP”) and therefore it may not be comparable with the calculation of similar measures for other entities.  Funds from operations as presented is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities before changes in non-cash working capital.  This measure is the same as the measure previously referred to as non-GAAP "cash flow from operations."

It is management’s view, based on its communications with investors during events like conference calls, webcasts or road shows, that funds from operations is relevant to investors, especially since the Trust’s conversion to an income trust.  Funds from operations is relevant as it is the starting point for setting the monthly unitholder cash distribution amount.  Funds from operations is reconciled to the most comparable GAAP measure of cash provided by operating activities in a table included in the MD&A in the Q1 2006 quarterly report to the unitholders.

Conference Call

Management will host a conference call today at 12 noon Eastern Daylight Time/10:00 am Mountain Daylight Time, to discuss these results, recent corporate news and the outlook for the Company.  Interested parties may participate in the call by dialing 706-679-3057.  Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call.  After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.enterraenergy.com.  To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

Forward-Looking Statements

This news release contains statements about anticipated completion of acquisitions, the benefits of such acquisitions, the ability of management to facilitate growth, anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, cash flow per unit or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation.

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

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Enterra Energy Trust News Release

May 15, 2006

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors, that could cause actual results to differ materially from those anticipated by Enterra and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, completion by Enterra of its acquisition of the remaining Oklahoma assets, the anticipated benefits of the acquisitions, the ability to integrate the operations of the acquired entities, the ability of management to achieve the anticipated benefits, the ability to refinance the bridge facilities through the issuance of debt or equity on terms favorable to Enterra or at all, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Enterra cautions that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect Enterra's operations or financial results, are included in Enterra's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Enterra assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Enterra calculates its proven and probable reserves in accordance with Canadian National Instrument 51-101. Canadian disclosure standards concerning oil and gas reserves and options differ from those of the SEC.  Enterra is subject to the reporting requirements of the US Securities Exchange Act of 1934 and, consequently, files reports with and furnishes other information to the SEC. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC's standards for inclusion in documents filed with the SEC.  (In addition, throughout this news release, Enterra makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after the deduction of these amounts.)

"boe /day" means barrel of oil equivalent per day.  Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 million cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of Enterra in any jurisdiction.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

E. Keith Conrad, President and CEO

The Equity Group Inc.

(403) 539-4306

Linda Latman (212) 836-9609

John Kalman, CFO

Lena Cati (212) 836-9611

www.enterraenergy.com

www.theequitygroup.com

(877) 263-0262